JAKE'S TRUCKING INTERNATIONAL INC.

308 - 1917 West 4th Avenue
Vancouver, British Columbia  V6J 1M7

July 10, 2006

VIA: EDGAR

Mr. Russell Mancuso
Branch Chief
United States
Securities and Exchange Commission
Washington, DC  20549

Dear Mr. Mancuso:

Re:      Jake's Trucking International, Inc.
            Registration Statement on Form SB-2
            Filed June 30, 2006
            File No. 333-135483

Further to your letter of July 6, 2006, we resubmit our amended SB-2 with our Auditor's electronically signed Report of Independent Registered Public Accountant letter on their letterhead.

If you have any questions, please contact me at 604-790-1641.

Thank you.

Yours truly,

Jake's Trucking International, Inc.

/s/ "Michael Quesnel"

Michael Quesnel
President, CEO, CFO and CAO

Telephone: 604-790-1641    Fax: 604-585-8839